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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CEDAR SHOPPING CENTERS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
8-7/8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

150602209 and 150602308

(CUSIP Number)

Equity One, Inc.
1696 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209			Page 2 of 6

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): 52-1794271

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,889,000 (Common Stock)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,889,000 (Common Stock)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,889,000 (Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 150602308			Page 3 of 6

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): 52-1794271

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 220,000 (Preferred Stock)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 220,000 (Preferred Stock)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 220,000 (Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.	150602308 150602209	SCHEDULE 13D/A	Page 4 of 6 Pages

ITEM 1. SECURITY AND ISSUER.

     This amendment no. 2 to Schedule 13D (this “Amendment No. 2”) is filed as the second amendment to the Statement on the Schedule 13D dated June 23, 2004 (the “Original Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), issued by Cedar Shopping Centers Inc., a Maryland corporation (the “Company”), the principal executive offices of which are located at 44 South Bayles Avenue, Port Washington, New York 11050. The Original Schedule 13D was amended by that certain amendment no. 1 to Schedule 13D (“Amendment No. 1”) filed on July 28, 2004 relating to the 8-7/8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company.

     This Amendment No. 2 reflects changes in the information contained in the Original Schedule 13D, as amended by Amendment No. 1, which are more fully reflected Items 3 and 5 below (which items are hereby amended and supplemented as set forth in this Amendment No. 2), following the acquisition by Equity One, Inc. of additional shares of Common Stock.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the Common Stock beneficially owned by the Reporting Person is $22,620,210. The shares of Common Stock purchased by the Reporting Person were purchased with the working capital of the Reporting Person and from proceeds of its $340,000,000 unsecured revolving credit facility with a syndicate of banks for which Wells Fargo Bank, National Association is the sole lead arranger and administrative agent.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based on 19,331,011 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 8, 2004, as reflected in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) for the fiscal quarter ended September 30, 2004 together with those 2,875,000 shares of common stock offered by the Company on November 30, 2004 in an underwritten public offering.

     As of the close of business on February 17, 2005, the Reporting Person beneficially owned 1,899,000 shares of Common Stock, constituting approximately 9.8% of the shares of Common Stock outstanding.

     (a) The Reporting Person has the power to vote all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it.

     (b) The trading dates, number of shares purchased and price per share for all transactions in the Common Stock from the 60th day prior to February 17, 2005, by the Reporting Person are set forth in Schedule C and were all effected in the over-the-counter market.

     (c) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

CUSIP No.	150602308 150602209	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 23th day of February, 2005.

EQUITY ONE, INC., a Maryland corporation
By:	/s/ Chaim Katzman
Chaim Katzman
Chairman and Chief Executive Officer

CUSIP No.	150602308 150602209	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule C

Transactions in the Common Stock

		Price Per Share
	Number of Shares	(including
Date of Transaction	Purchased (Sold)	Commissions, if any)
2/17/2005	1,200	$14.1400
2/17/2005	5,000	$14.2200
2/17/2005	10,000	$14.1800
2/17/2005	20,000	$14.1700
2/17/2005	2,000	$14.1700
2/17/2005	5,000	$14.1500
2/17/2005	5,000	$14.2000
2/17/2005	200	$14.1900
2/17/2005	100	$14.1900
2/17/2005	4,700	$14.2200
2/17/2005	2,000	$14.1100
2/17/2005	10,000	$14.2700
2/17/2005	5,000	$14.1700
2/17/2005	9,600	$14.2700
2/17/2005	200	$14.2700
2/17/2005	200	$14.2700
2/17/2005	100	$14.1100
2/17/2005	100	$14.1400
2/17/2005	1,400	$14.1400
2/17/2005	100	$14.1400
2/17/2005	400	$14.1400
2/17/2005	100	$14.1400
2/17/2005	400	$14.1400
2/17/2005	400	$14.1400
2/17/2005	500	$14.2500
2/17/2005	1,100	$14.2600
2/17/2005	8,400	$14.2700
2/17/2005	1,000	$14.2700
2/17/2005	200	$14.2700
2/17/2005	8,800	$14.2700
2/17/2005	100	$14.1700
2/17/2005	2,700	$14.1700
2/17/2005	800	$14.1700
2/17/2005	1,400	$14.1700
2/17/2005	900	$14.2700
2/17/2005	100	$14.2700
2/17/2005	300	$14.2700
2/17/2005	100	$14.2700
2/17/2005	3,600	$14.2700
2/17/2005	200	$14.2700
2/17/2005	100	$14.2700
2/17/2005	4,700	$14.2700
2/17/2005	100	$14.2700
2/17/2005	17,300	$14.2700
2/17/2005	300	$14.2600
2/17/2005	7,300	$14.2700
2/17/2005	15,000	$14.2200
2/17/2005	5,000	$14.1600
2/17/2005	800	$14.1400
2/17/2005	1,000	$14.1400